UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 13)1

Wausau Paper Corp.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

943315101
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
830 Third Avenue, 3rd Floor
New York, New York 10022
(212) 845-7977

STEVEN WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 22, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,500,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,500,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,713,392
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,713,392
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,713,392
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,154,496
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,154,496
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,154,496
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 200,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 200,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 200,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,500,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,500,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,500,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,500,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,500,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,500,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,500,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON MARK MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,500,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,500,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON CYNTHIA T. JAMISON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 730
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 730
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 730
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 943315101

1	NAME OF REPORTING PERSON RUSSELL C. TAYLOR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 700
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 700
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 943315101

The following constitutes Amendment No. 13 to the Schedule 13D filed by the undersigned (“Amendment No. 13”).  This Amendment No. 13 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 22, 2014, the Issuer and Gavin T. Molinelli, Managing Director of Starboard Value LP (“Starboard”), entered into a letter agreement pursuant to which Mr. Molinelli will serve as an observer of the Board of Directors of the Issuer (the “Board”) until the earlier of the 2014 Annual Meeting of Shareholders (the “2014 Annual Meeting”), or September 30, 2014.

Starboard and the Issuer have been in discussions in furtherance of reaching a mutually agreeable resolution regarding Board composition that would avoid the need for an election contest in connection with the 2014 Annual Meeting.  While no agreement has been reached with the Board to date, the discussions are ongoing and Starboard is hopeful that a mutually agreeable resolution will be reached in the upcoming weeks.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 49,747,687 Shares outstanding, as of February 28, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 3, 2014.

A.	Starboard V&O Fund

(a)	As of the close of business on April 22, 2014, Starboard V&O Fund beneficially owned 4,713,392 Shares.

Percentage: Approximately 9.5%.

(b)	1. Sole power to vote or direct vote: 4,713,392
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,713,392
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard V&O Fund has not entered into any transactions in the Shares during the past sixty days.

B.	Starboard S LLC

(a)	As of the close of business on April 22, 2014, Starboard S LLC beneficially owned 1,154,496 Shares.

Percentage: Approximately 2.3%.

CUSIP NO. 943315101

(b)	1. Sole power to vote or direct vote: 1,154,496
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,154,496
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard S LLC has not entered into any transactions in the Shares during the past sixty days.

C.	Starboard C LP

(a)	As of the close of business on April 22, 2014, Starboard C LP beneficially owned 200,000 Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 200,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 200,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard C LP has not entered into any transactions in the Shares during the past sixty days.

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 200,000 Shares owned by Starboard C LP.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 200,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 200,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days.

E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 200,000 Shares owned by Starboard C LP.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 200,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 200,000
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 943315101

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days.

F.	Starboard Value LP

(a)
As of the close of business on April 22, 2014, 1,432,112 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 4,713,392 Shares owned by Starboard V&O Fund, (ii) 1,154,496 Shares owned by Starboard S LLC, (iii) 200,000 Shares owned by Starboard C LP and (iv) 1,432,112 Shares held in the Starboard Value LP Account.

Percentage: Approximately 15.1%.

(b)	1. Sole power to vote or direct vote: 7,500,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,500,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value LP has not entered into any transactions in the Shares during the past sixty days.

G.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 4,713,392 Shares owned by Starboard V&O Fund, (ii) 1,154,496 Shares owned by Starboard S LLC, (iii) 200,000 Shares owned by Starboard C LP and (iv) 1,432,112 Shares held in the Starboard Value LP Account.

Percentage: Approximately 15.1%.

(b)	1. Sole power to vote or direct vote: 7,500,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,500,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days.

H.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 4,713,392 Shares owned by Starboard V&O Fund, (ii) 1,154,496 Shares owned by Starboard S LLC, (iii) 200,000 Shares owned by Starboard C LP and (iv) 1,432,112 Shares held in the Starboard Value LP Account.

Percentage: Approximately 15.1%.

CUSIP NO. 943315101

(b)	1. Sole power to vote or direct vote: 7,500,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,500,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days.

I.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 4,713,392 Shares owned by Starboard V&O Fund, (ii) 1,154,496 Shares owned by Starboard S LLC, (iii) 200,000 Shares owned by Starboard C LP and (iv) 1,432,112 Shares held in the Starboard Value LP Account.

Percentage: Approximately 15.1%.

(b)	1. Sole power to vote or direct vote: 7,500,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,500,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days.

J.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of (i) 4,713,392 Shares owned by Starboard V&O Fund, (ii) 1,154,496 Shares owned by Starboard S LLC, (iii) 200,000 Shares owned by Starboard C LP and (iv) 1,432,112 Shares held in the Starboard Value LP Account.

Percentage: Approximately 15.1%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,500,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,500,000

(c)	None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days.

K.	Ms. Jamison

(a)	As of the close of business on April 22, 2014, Ms. Jamison directly owned 730 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 730
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 730
4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Jamison has not entered into any transactions in the Shares during the past sixty days.

CUSIP NO. 943315101

L.	Mr. Taylor

(a)	As of the close of business on April 22, 2014, Mr. Taylor directly owned 700 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 700
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 700
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Taylor has not entered into any transactions in the Shares during the past sixty days.

CUSIP NO. 943315101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 23, 2014

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark Mitchell, Peter A. Feld, Cynthia T. Jamison and Russell C. Taylor